Exhibit 99.255

NexTech AR Solutions Reports Record Preliminary

4th Quarter and Full Year 2020 Bookings

3D Advertising, Augmented Reality, eCommerce, and Virtual Events Revenue Driving Transformational Growth for Company

●	Q4 Record Bookings of $7.3M +275%
●	2020 Fiscal Year Sees Record Bookings of $20.01M +235%
●	Estimates $50-$60M in Booking for 2021
●	Serving 1,000 customers in 2020

Vancouver B.C., Canada –January 12, 2021 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (NEO: NTAR) (FSE: N29), a leading provider of augmented reality (AR) and virtual experience technologies (VXT) and services for 3D ads, eCommerce, education, conferences, and events reports:

●	Q4 bookings of $7.3million +275% over the same period last year
●	2020 bookings of $20.01million +235% over the same period last year
●	The final audited numbers will be filed on SEDAR by March 30, 2021

NexTech attributes its 2020 massive growth to new major Fortune 1000 customer acquisitions including Amazon, Northwell Health, Boehringer Ingelheim, Dell, Bell Canada, Telus, Himmel GMBH, Grundfos, UNESCO, Leadiant Bioscience, Johnson and Johnson and Restaurants Canada, Ryerson University, Carnegie Mellon University plus others. The company expects that its 2021 growth will be tied to more client wins, new product rollouts as well as the expansion of services to existing customers as the demand for AR and hybrid events continues to accelerate globally.

New Key Revenue Drivers for 2021:

Its 3D-Advertising network being led by Former President of MSFT online Hareesh Achi, is expected to be one of the key new revenue drivers for the company in 2021. The ad network is currently fully operational and is expected to be integrated and driving revenue with the company's two platforms Map Dynamics and Virtual Experience Platform (VXP), in the next 30 days. Using the company’s 3D/AR ads resulted in a 300% increase in sales conversions, a 32% increase in click-through-rate (CTR) and a 23% lower cost per click than traditional 2D ads.

With these results the company expects to be able to generate substantial sponsored ad revenue at the virtual events that the company is currently hosting.

Map Dynamics, the company's recently acquired hybrid events platform, is particularly well suited to run ads as it had over 550,000 people attend 450 events in the past twelve months and in the 2019 period the company had over $50million Gross Merchandise Volume (GMV) on its platform. The company is expecting a significant ramp up of events on this platform as it gets localized and converted to Japanese, Chinese, Korean and other Asian market languages in early Q1, 2021.

NexTech has been experiencing rapidly rising revenue and continued strong demand for its products and services as the rapid adoption of augmented reality continues to intensify with continued extraordinary demand for virtual and hybrid events, eCommerce, EdTech and advertising coming online. The company is uniquely positioned with both its diverse product offerings as well as its fully staffed global sales offices in the Asia Pacific Japan (APJ) region. With the new addition of APJ sales staff onboarded in the past 60 days to its existing North American and EMEA sales infrastructure the company is positioned for extraordinary results in 2021 as the global economies continue to recover.

Evan Gappelberg, CEO of NexTech comments, “These extraordinarily positive results are being driven by an acceleration in demand across all of our platforms. Although these 2020 results are very positive and were only possible by the extreme commitment and devotion from our team of talents, they are in the rear-view mirror and we are now focused on hitting a projected $50-60 million in 2021.” He continues, “Our company is perfectly positioned in 2021 to benefit from the new ‘work from home' paradigm shift in business and the digital transformation that is underway which is driving adoption. In Q4 we landed bigger and bigger deals with global brands that are choosing our Virtual Experience Platform (VXP) InfernoAR video conferencing and AR solutions because we are the only vendor that offers an end-to-end Virtual Experience Platform and AR solution offering. As we begin 2021, we currently have a very robust pipeline of business and I expect we will be landing our first multi-year seven figure deals in H1 2021. Also, when I think about our 3D ad network in 2021 in the hands of Hareesh who has managed a $10billion dollar business for Microsoft Online I see substantial revenue opportunities that he will create for us and I believe 3D ads has the potential to disrupt the ad event industry and sponsorship of events. As we enter 2021, we are seeing a lot of momentum carrying over from Q4. I have never felt better about our business prospects. We are “firing on all cylinders”, and sales velocity is continuing to accelerate.”

He continues, “With our increased global sales force, we utilize Total Bookings as a metric for the business. Total Bookings includes all services included in signed contracts for the period. Currently our bookings are mostly delivered within a three-month period of the signed contract however as we sign up more annual and multi-year licenses, which bill monthly, booking will go further out.”

Q4 Key Highlights:

●	Record Q4 2020 Total Bookings of $7.3 million
+275% growth over the same period last year

●	CEO Evan Gappelberg purchased 250,000 shares. This purchase brings his 2020 purchased shares to 1,279,885 common shares of NexTech.
●	Announced the launch of its groundbreaking “Genie in a Bottle” human hologram AR marketing platform and new eCommerce store for its TruLyfe brand of human supplements.
●	Company graduated from the CSE and received approval to list its common shares with the NEO Exchange (“NEO”) senior exchange.
●	Announced that it is expanding its services into the Asia-Pacific market after establishing a presence in Singapore. To support this expansion, NexTech has hired Yau Boon Lim, a technology industry veteran with over 25 years’ experience in strategy, planning, marketing, operations, and business management for various industries in the Asia Pacific market. Lim has held leadership positions within global enterprise technology companies, driving marketing and strategies for blue chip global tech companies, including IBM where he led marketing management, Motorola where he was Head of Strategy and Planning, and SAP where he was Vice President of Marketing for the Asia Pacific market. Lim is based out of Singapore.
●	Coex chooses NexTech as its hybrid virtual event platform partner. Coex is a global leader in Meetings, Incentives, Conferences & Events (MICE); it hosts over 200 exhibitions and 3,000 meetings & events in-house each year in Korea at the Coex convention and exhibition center. Coex also organizes numerous exhibitions throughout Korea and abroad, with international reach in Vietnam, Indonesia, and China.
●	Achieved a record-breaking 315% increase in Black Friday sales year-over-year across its AR eCommerce platform. With 2020 being a year dominated by coronavirus, shoppers have shown that they will embrace the convenience and safety of online shopping more than ever.
●	The Canadian Society of Nephrology (CSN) has chosen NexTech AR’s Virtual Experience Platform (VXP) to host its 2021 Annual General Meeting, taking place May 10-13.
●	Launched a new collaborative streaming solution with AI and AR enhancements, that integrates with its existing Virtual Experience Platform (VXP) and its ARitize SaaS offerings.
●	Appointed Dr. David Cramb to its Board of Directors bringing its board to five members. Having this fifth board member allows the company to meet one of the NASDAQ requirements to qualify for its uplisting, which is in progress.
●	Selected by TEDx Malmö for its first ever virtual event, held on December 12th, 2020 in Sweden.
●	A virtual concert featuring Grammy-nominated artist and member of Migos, Offset, in collaboration with the AXR+EXP concert series. The event was hosted via NexTech’s newly acquired AiRShow app.
●	The United Nations Educational, Scientific and Cultural Organization (UNESCO) chose NexTech’s Virtual Experience Platform (VXP) for its “High-Level Futures Literacy Summit”
●	Restaurants Canada chose NexTech’s Virtual Experience Platform (VXP) platform to transform the 2021 RC Show, taking place February 28-March 3, 2021, into a completely virtual experience. This is Canada’s largest foodservice and hospitality event, the RC Show showcases cutting-edge products, pioneering people, and transformative ideas.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform (VXP): An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s VXP platform having augmented reality, AI, end-to-end encryption, and built-in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app its ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry's first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

Non-IFRS Financial Measures

Total Bookings is not defined by and does not have a standardized meaning under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. This non-IFRS financial performance measure is defined below. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that this non-IFRS financial measure, in addition to conventional measures prepared in accordance with IFRS, enables investors to evaluate the Company's operating results, underlying performance and prospects in a similar manner to the Company's management. As there are no standardized methods of calculating these non-IFRS measures, the Company's approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

"Total Bookings" is the total dollar value of all services/goods included in contracts with our customers. ‘Value’ is the total revenue (recognizable or not) associated with each transaction, as opposed to the amount invoiced in the period.

Please refer to the Company's most recent management discussion and analysis for further information on non-IFRS measures.

Forward-looking Statements

This press release may contain forward-looking information within the meaning of applicable securities laws, which reflects the Company's current expectations regarding future events, including with respect to the Company's financial outlook. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance.

Specifically, NexTech's forecast on Total Bookings is considered forward-looking information. The foregoing demonstrates NexTech's objectives, which are not forecasts or estimates of its financial position but are based on the implementation of its strategic goals, growth prospects and growth initiatives. Management's assessments of, and outlook for, Total Bookings set out herein are generally based on the following assumptions: (a) NexTech's results of operations will continue as expected, (b) the Company will continue effectively execute against its key strategic growth priorities, (c) the Company will continue to retain and grow its existing customer base and market share, (d) the Company will be able to take advantage of future prospects and opportunities, and continue to realize on synergies, (e) there will be no changes in legislative or regulatory matters that negatively impact NexTech's business, (f) current tax laws will remain in effect and will not be materially changed, (g) economic conditions will remain relatively stable throughout the period, and (h) the industries NexTech operates in will continue to grow consistent with past experience. The Company considers these assumptions to be reasonable in the circumstances, given the time period for such projections and targets. The achievement of target revenue set out above is subject to significant risks including: (a) that the Company will be unable to effectively execute against its key strategic growth priorities and (b) the Company will be unable to continue to retain and grow its existing customer base and market share. These estimates have been prepared by and are the responsibility of management.

Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company's control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to, the factors discussed under "Risk Factors" in the final short form prospectus of the Company dated August 12, 2020. NexTech does not undertake any obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified using forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.